UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      November 18, 2005


Mr. Robert S. Herlin
President
Natural Gas Systems, Inc.
820 Gessner
Suite 1340
Houston, TX 77024


      Re:	Natural Gas Systems, Inc.
		Registration Statement on Form SB-2
      Filed June 6, 2005 and amended October 19, 2005
		File No. 333-125564

Dear Mr. Herlin:

      We have reviewed your amended filing and response letter dated
October 19, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Selling Stockholders, page 33

1. We acknowledge your response to comment 2. We note, however, that you do not appear to provide an adequate justification for not identifying Mr. James F. George as an underwriter. Selling stockholders who are registered broker-dealers should be identified as underwriters unless they received the securities that are being registered for resale as compensation for investment banking services.
Revise your registration statement accordingly.

Financial Statements

2. Please expand your response to prior comment 5 to detail the financial statements you have filed relating to the May, 2004 merger of Old NGS with a subsidiary of Reality Interactive, Inc. (the former name of your company) and subsequent producing oil and gas property acquisitions. Explain why you believe these financial statements satisfy the requirements of Item 310 of Regulation S-B. Without limitation, your response should support the assertion on page F-7 that the accounting you applied to the "reverse merger" was appropriate. Identify the date, terms and parties to the reverse merger in your note disclosure. Remove the inappropriate reference to
SAB 2:A. Note that certain portions of SAB 2:A were deleted in connection with the issuance of SAB 103.

3. Refer to the disclosure you have added on page 8 regarding the significant penalties under the terms of the private placement arrangement. Note that the shares related to such arrangements should be reflected as temporary equity. Any liability that is recorded for penalties must meet the conditions for accrual under SFAS 5. In addition, note that penalties are not considered to be offering costs under SAB 5:A and should be expensed as incurred. Please call us to discuss this comment before responding to this letter.

4. Provide all disclosures called for by Rule 4-10(c)(7) of Regulation
S-X.

5. Update your financial statements as called for by Item 310(g) of
Regulation S-B. In addition, please update the consents from your independent registered accountants and independent petroleum engineers.

Engineering Comments

6. Please note that the page numbers herein refer to blackline copy of document.






Management`s Discussion and Analysis..., page 12

Results of Operations, page 13

7. We note your statement, "The properties purchased in the Tullos Field Area were transferred without the normally available well plats, geological maps and well histories. Consequently, our development plan for Tullos Field has been delayed while we reproduce or locate much of this information necessary to more efficiently produce the wells, collect and dispose of water and identify precise disposal needs and workover opportunities." Explain to us how you and your independent petroleum engineer were able to estimate your disclosed proved reserves without this essential information, particularly with regard to those properties that are non-producing. You may include technical information to illustrate your methodologies.

Production, Average Sales Prices and Average Production Costs, page 17

8. Please amend your document to disclose your historical product prices before and after any hedging effects and your historical production costs.

Productive Gross and Net Wells, page 18

9. You have disclosed 256 net wells as productive or capable of producing. "Capable of producing" describes only those wells that are shut-in while awaiting sales connections and require no remedial work.
We understand that existing boreholes, even those incapable of commercial production, are useful for future development plans. Please amend your document to disclose also the number of wells that were producing at period-end.

Supplemental Oil and Gas Disclosures (unaudited), page F-14

Proved Developed and Undeveloped Reserves..., page F-15

10. We note your negative proved reserve revisions in fiscal 2004. Furnish to us a detailed explanation of the change in conditions that led to these negative revisions, including but not limited to the Delhi 208-1 well. Amend your document to eliminate the disclosure of probable reserves here.

11. Please give us a technical narrative to support your "addition of eight proved undeveloped reserve locations (PUDs)" in fiscal 2005. Include the pertinent information concerning the production history of the well(s) to which these locations are adjacent. Amend your document to identify the "outside geologist" you retained for this study and include his/her consent.

12. Furnish to us the reserve report that was the basis for your 6-30-
05 disclosed proved reserves. You may contact us for assistance in this or any other matter.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Barry Stem, Senior Assistant Chief
Accountant,
at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at
(202) 551-3704.  Please contact Carmen Moncada-Terry at (202) 551-
3687
or, in her absence, Timothy Levenberg at (202) 551-3707 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	C. Moncada-Terry
	T. Levenberg
      B. Stem
      R. Winfrey


Mr. Robert S. Herlin
Natural Gas Systems, Inc.
November 18, 2005
Page 2